Extraordinary General Shareholders' Meeting of ICON plc

Date: December 17, 2012

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

RESOLUTIONS SPECIAL BUSINESS	For	Against	Vote Withheld
1. To approve the Conversion to a Direct Listing on NASDAQ	☐	☐	☐
2. To approve the amended Articles of Association	☐	☐	☐
3. To authorize the Company to purchase its shares	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

________________ Please Sign Here   __________ Please Date Above

________________ Please Sign Here   __________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Extraordinary General Shareholders' Meeting of ICON plc
to be held December 17, 2012
For Holders as of November 7, 2012

INTERNET

Go To
www.proxypush.com/iclr
- Cast your vote online.
- View Meeting Documents.

OR

TELEPHONE

1-866-437-9580
- Use any touch-tone telephone.
- **Have your Voting Instruction Form ready.**
- Follow the simple recorded instructions.

OR

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 5:00 pm, Eastern Time December 11, 2012.

PROXY TABULATOR FOR
ICON PLC
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

ICON plc

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 5:00 pm on December 11, 2012)

The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of Icon plc registered in the name of the undersigned on the books of the Depositary as of the close of business on November 7, 2012 at the Extraordinary General Shareholders' Meeting of ICON plc to be held on December 17, 2012, in respect of the resolutions specified on the reverse hereof.

NOTES:

1. **Instructions as to voting on the specified resolutions should be indicated by an "X" in the appropriate box.**
2. **If a Holder so elects, the Holder is entitled to instruct The Bank of New York, as Depositary, to give a discretionary proxy to a person designated by the Company.**

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
ICON PLC
P.O. Box 8016
CARY, NC 27512-9903